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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                       LYNCH INTERACTIVE CORPORATION
                               (Name of Issuer)

                  Common Stock, Par Value, $0.001 Per Share
                        (Title of Class of Securities)

                                   551137102
                                (CUSIP Number)

                               December 10, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

                                  Mark R. Beatty
                             Preston Gates & Ellis LLP
                            701 Fifth Avenue, Suite 5000
                              Seattle, Washington 98104
                                    (206) 623-7580
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 551137102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
          Cascade Investment L.L.C.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ________________
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                      (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Washington
--------------------------------------------------------------------------------
                                 5     SOLE VOTING POWER(1)
                                           294,117
  NUMBER OF SHARES              ------------------------------------------------
    BENEFICIALLY                 6     SHARED VOTING POWER
      OWNED BY                          -0-
        EACH                    ------------------------------------------------
     REPORTING                   7     SOLE DISPOSITIVE POWER(1)
       PERSON                          294,117
        WITH                    ------------------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)
          294,117
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          17.2%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

(1) Issuable upon conversion of promissory note that is currently convertible.

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Item 1.
          (a)     NAME OF ISSUER: Lynch Interactive Corporation (the "Issuer").

          (b) ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER: 401 Theodore Fremd Avenue, Rye, NY 10580.

Item 2.
          (a) NAME OF PERSON FILING: Cascade Investment LLC, a limited liability company organized under the laws of the State of Washington.

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE: 2365 Carillon Point, Kirkland, Washington 98033.

          (c)     CITIZENSHIP: State of Washington.

          (d) TITLE OF CLASS OF SECURITIES: Common Stock, Par Value, $0.001 Per Share.

          (e)     CUSIP NUMBER: 551137102.

Item 3.   Not Applicable.

Item 4.   OWNERSHIP.
          (a) AMOUNT BENEFICIALLY OWNED: Cascade beneficially owns 294,117 shares of the Issuer's Common Stock that are issuable upon conversion of a promissory note that is currently convertible.

          (b)     PERCENT OF CLASS: The Common Stock into which the promissory note is currently convertible represents 17.2% of the Issuer's outstanding Common Stock as calculated pursuant to Rule 13d-3(d)(1).

          (c)     NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                  (i) Sole power to vote or to direct the vote: If Cascade fully converts the promissory note into the number of shares of Common Stock into which it is currently convertible, it will have the sole power to vote or to direct the vote of 294,117 shares of Common Stock.

                  (ii)    Shared power to vote or to direct the vote -0-.

                  (iii) Sole power to dispose or to direct the disposition of: If Cascade fully converts the promissory note into the number of shares of Common Stock into which it is currently convertible, it will have the sole power to dispose or to direct the disposition of 294,117 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of -0-.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not
          Applicable.

Item 9.   NOTICE OF DISSOLUTION OF A GROUP: Not Applicable.

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Item 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        December 20, 1999
                                        -----------------
                                              Date

                                        Cascade Investment L.L.C.

                                        By /s/ Michael Larson
                                          --------------------------------
                                        Michael Larson, Manager



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